Exhibit 99.7

ECONOMIC OUTLOOK
In Québec, after slowing significantly in 2023 (+0.6%), economic growth is expected to accelerate to 1.2% in 2024 and 1.5% in 2025. Economic activity will be driven, in particular, by falling interest rates and inflation.

The labour market has been slowing since the start of 2024. On average, for the entire year, the labour force (+1.3%) is expected to expand faster than the number of jobs created (+0.4%). This will lead to an increase in the unemployment rate from an average of 4.5% in 2023 to 5.4% in 2024.

In 2025, job creation (+0.5%) will remain modest, while the labour force will expand (+0.9%) at a slower pace. The unemployment rate will rise slightly, averaging 5.8%.

In Canada, real GDP is expected to grow by 1.2% in 2024 and 1.7% in 2025, while in the United States, it is expected to increase by 2.6% in 2024 and 1.8% in 2025.	ECONOMIC OUTLOOK IN QUÉBEC (annual average, percentage change, unless otherwise indicated)
		2023	2024	2025
	Real GDP	0.6	1.2	1.5
	Exports in real terms	4.0	2.3	2.2
	Consumer Price Index	4.5	2.5	2.2
	Housing starts (thousands of units)	38.9	48.6	48.5
	Job creation (thousands)	103.3	18.7	21.4
	Unemployment rate (per cent)	4.5	5.4	5.8
	Canadian financial markets (average annual percentage rate, unless otherwise indicated)
	Overnight rate target	4.7	4.5	2.9
	3-month Treasury bill	4.8	4.4	2.9
	10-year bond	3.3	3.3	3.0
	Canadian dollar (in U.S. cents)	74.2	73.5	74.5

QUÉBEC'S BUDGETARY SITUATION

The government is maintaining its budgetary deficit, after deposits of dedicated revenues in the Generations Fund, at $11.0 billion in 2024-2025, representing 1.8% of GDP. The continuation of actions related to the review of tax expenditures enables the government to announce an improvement in the budgetary balance of nearly $700 million in 2028-2029 and a reduction in the structural deficit to $3.2 billion, or 0.5% of GDP. The financial framework includes a contingency reserve of $750 million in 2024-2025 and $1.5 billion per year as of 2025-2026.

The government will table a plan to restore fiscal balance when it releases Budget 2025-2026 and, in accordance with the Balanced Budget Act, balance, after deposits of dedicated revenues in the Generations Fund, will be achieved by 2029-2030 at the latest.

Revenue amounts to $152.6 billion in 2024-2025, with growth of 4.9%. Growth will decrease to 3.1% in 2025-2026.

Expenditure amounts to $160.6 billion in 2024-2025, with growth of 6.0%. Growth will reach 1.9% in 2025-2026.

FINANCIAL FRAMEWORK, 2023-2024 TO 2028-2029

(millions of dollars, unless otherwise indicated)

	2023-2024	2024-2025	2025-2026	2026-2027	2027-2028	2028-2029	AAGR(1)
Own-source revenue(2),(3)	114 665	121 584	126 618	132 538	137 830	142 744
% change	−0.7	6.0	4.1	4.7	4.0	3.6	4.5
Federal transfers	30 876	31 042	30 712	32 305	32 508	32 188
% change	7.4	0.5	−1.1	5.2	0.6	−1.0	0.8
Total revenue	145 541	152 626	157 330	164 843	170 338	174 932
% change	0.9	4.9	3.1	4.8	3.3	2.7	3.7
Portfolio expenditures	−141 553	−150 703	−153 877	−156 382	−160 751	−164 134
% change(4)	3.2	6.5	2.1	1.6	2.8	2.1	3.0
Debt service	−9 982	−9 928	−9 753	−10 248	−10 996	−11 411
% change(5)	−2.3	−0.5	−1.8	5.1	7.3	3.8	2.7
Total expenditure	−151 535	−160 631	−163 630	−166 630	−171 747	−175 545
% change	2.8	6.0	1.9	1.8	3.1	2.2	3.0
Gap to be bridged	-	-	750	1 500	1 500	1 500
Contingency reserve	-	−750	−1 500	−1 500	−1 500	−1 500
ACCOUNTING SURPLUS (DEFICIT)	−5 994	−8 755	−7 050	−1 787	−1 409	−613
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	−2 047	−2 243	−2 194	−2 411	−2 528	−2 635
BUDGETARY BALANCE WITHIN THE MEANING OF THE BALANCED BUDGET ACT	−8 041	−10 998	−9 244	−4 198	−3 937	−3 248
Note: Totals may not add due to rounding.
(1) Average annual growth rate, corresponding to the geometric mean over five years, from 2024-2025 to 2028-2029.
(2) In 2023-2024, the change in own-source revenue reflects the weak growth in economic activity in 2023 and the 1-percentage-point decrease in the bottom two tax rates announced in Budget 2023-2024.

(3) In 2024-2025, the growth in own-source revenue is explained, in particular, by developments in economic activity and the effect of harmonization with certain measures proposed in the April 2024 federal budget, including the increase in the capital gains inclusion rate.

(4) Growth in 2024-2025 is due to the initiatives announced in March 2024 and November 2024, the increase in education services costs, unrealized remuneration expenditures due to the strike by school staff in 2023-2024, the lag in the pace of infrastructure realization and the anticipated rise in costs tied to the delivery of health care and social services. Growth in 2026-2027 takes into account the slowdown in infrastructure investments.

(5) The decrease in debt service from 2023-2024 to 2025-2026 is due to changes in interest rates and the non-recurrence of losses on the disposal of assets. The growth in debt service from 2026-2027 onward is explained by the increase in the debt level and the renewal of maturing fixed-rate loans at higher rates. In 2027-2028, this growth will be further accentuated by the gradual integration of yield spreads relating to the Retirement Plans Sinking Fund (RPSF).

DEBT REDUCTION

As at March 31, 2025, Québec's net debt will stand at $236.6 billion, or 39.0% of GDP. This is lower than the pre-pandemic level, which was 40.9% of GDP as at March 31, 2020. The government maintains its objective of reducing the net debt burden to 30% of GDP by 2037-2038.1

In 2024-2025, revenues dedicated to the Generations Fund will stand at $2.2 billion. They will reach $2.6 billion in 2028-2029 and $4.1 billion in 2037-2038.

FINANCING

For 2024-2025, the program stands at $32.5 billion, which is $3.9 billion less than projected in the March 2024 budget. The financing program will stand at $29.2 billion in 2025-2026. For the three subsequent years, from 2026-2027 to 2028-2029, it will average $28.8 billion per year.

GOVERNMENT'S FINANCING PROGRAM, 2024-2025 TO 2028-2029

(millions of dollars)

	2024-2025	2025-2026	2026-2027	2027-2028	2028-2029
Net financial requirements(1)	26 448	22 374	18 489	17 147	16 433
Repayments of borrowings(2)	16 815	16 886	14 082	13 292	14 523
Use of pre-financing	−3 150	−3 082	-	-	-
Use of the Generations Fund to repay borrowings	−4 400	−2 500	-	-	-
Withdrawal from the Accumulated Sick Leave Fund	−165	-	-	-	-
Transactions under the credit policy(3)	−1 581	-	-	-	-
Retirement Plans Sinking Fund withdrawal	−2 500	−2 500	−2 500	−2 500	−2 500
Increase in the outstanding amount of Québec Treasury bills	−2 000	−2 000	-	-	-
Pre-financing	3 082	-	-	-	-
TOTAL	32 549	29 178	30 071	27 939	28 456

Note: A negative entry indicates a source of financing and a positive entry, a financial requirement.

(1) The downward revision of net financial requirements is explained, in particular, by transfer revenues received at the beginning of 2024-2025 in connection with agreements with the federal government concluded at the end of 2023-2024.

(2) Repayments of borrowings according to data as at November 5, 2024.

(3) Under the credit policy, which is designed to limit financial risk with respect to counterparties, the government disburses or receives sums in response to exchange rate movements, among other things. These sums do not affect the debt.

Thus far in 2024-2025, the government has contracted 35% of its borrowings on foreign markets, compared to an average of 30% over the last 10 years:

  US$5.75 billion (CAD$7 761 million);
  €1.25 billion (CAD$1 866 million);
  AU$1.35 billion (CAD$1 212 million);
  CHF290 million (CAD$433 million).

To date, approximately 83% of the borrowings contracted in 2024-2025 had a maturity of 10 years or more, while the average over the last 10 years is 77%.

Nine Green Bonds issues totalling $5.7 billion have been made since the Green Bonds program was launched in 2017.

Given the demand for Québec’s Green Bonds and the government’s commitment to the environment, Québec has pledged to be a regular issuer of Green Bonds.

As at March 31, 2024, the average maturity of the debt was 11.3 years.

CREDIT RATINGS

In 2024, after Budget 2024-2025, all the rating agencies that rate Québec have confirmed their credit rating with a stable outlook.

QUÉBEC'S CREDIT RATINGS

Credit rating agency	Credit rating	Outlook
Standard & Poor's (S&P)	AA−	Stable
Moody's	Aa2	Stable
Fitch Ratings	AA−	Stable
Morningstar DBRS	AA (low)	Stable
Japan Credit Rating Agency (JCR)	AAA	Stable

Note: Québec's credit ratings as at November 8, 2024.

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1The Act to reduce the debt and establish the Generations Fund stipulates that, for fiscal 2037-2038, the net debt presented in the government's financial statements may not exceed 32.5% of GDP. This ratio corresponds to the maximum limit of a net debt reduction objective of 30% of GDP announced in the budget speech for fiscal 2023-2024.